Filed Pursuant to Rule 433

Registration No. 333-222108-02

September 23, 2019

Pricing Term Sheet

Issuer:	Union Electric Company
Expected Ratings (Moody’s/S&P)*:	A2 / A
Trade Date:	September 23, 2019
Settlement Date:	October 1, 2019 (T+6)**
Issue:	3.25% First Mortgage Bonds due 2049
Principal Amount:	$330,000,000
Coupon (Interest Rate):	3.25% per annum
Maturity Date:	October 1, 2049
Benchmark Treasury:	2.875% due May 15, 2049
Benchmark Treasury Price:	115-28
Benchmark Treasury Yield:	2.148%
Spread to Benchmark Treasury:	+112 basis points
Re-offer Yield:	3.268%
Offering Price (Issue Price):	99.657% of the principal amount
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2020
Optional Redemption:

Prior to April 1, 2049 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 20 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	906548 CQ3 / US906548CQ39
Joint Book-Running Managers:	J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
Co-Managers:	C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Samuel A. Ramirez & Company, Inc.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated September 23, 2019.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** The Issuer expects to deliver the First Mortgage Bonds against payment for the First Mortgage Bonds on or about the Settlement Date specified above, which will be the sixth business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the First Mortgage Bonds are expected to initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.